Mail Stop 4561
      May 25, 2006

Stanley A. Lybarger
BOK Financial Corporation
President and Chief Executive Officer
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

      Re:	BOK Financial Corporation
		Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for Quarters Ended March 31, 2006
File No. 000-19341

Dear Mr. Lybarger:

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2005

Independent Accountant Reports

1. Please include revised reports from your independent public accountant both on your consolidated financial statements and effectiveness of internal control over financial reporting to correctly cross reference the March 10, 2006 report dates. Currently, the last paragraph of each report refers to a March 1, 2006 report date.






* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please contact Nancy Maloney, Staff Accountant, at (202)
551-
3427 or me at (202) 551-3423 if you have questions.

   							Sincerely,



Amit Pande
      						Assistant Chief Accountant
Stanley A. Lybarger
BOK Financial Corporation
May 25, 2006
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